September 7, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (212) 541-6668

Mr. Mitchell B. Kleinman, Esq.
General Counsel and Executive Vice President
KBW, Inc.
787 Seventh Avenue
New York, NY 10019

Re: KBW, Inc.
Registration Statement on Form S-1
Filed August 11, 2006
File No. 333-136509

Dear Mr. Kleinman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   It appears that the Company may be an investment company under the Investment Company Act of 1940 ("Company Act"). Please provide the staff with a written response analyzing the Company's status as an investment company under the Company Act.

2.   Please file all exhibits with your next amendment so that the staff will have time for their review.

3.   We note that you have not yet authorized the shares you intend to register in this offering. Please update the staff as to this authorization, including what steps must be taken and the timeframe for these steps. If the shares have already been authorized and you have already amended your charter, please update the relevant sections to reflect this.

4.   Please note the updating requirements of Rule 3-12 of Regulation S-X.

5.   Please confirm the staff's understanding that other than the offering and the transactions covered in the section beginning on page 83, in which shares of KBW will cease to be redeemable and current shareholders under the level of Principal will no longer be subject to the amended Shareholder's Agreement, KBW is not anticipating any other significant transactions, including any special dividends, transfer or assumption of debt or other actions that would alter the financial or liquidity condition of the company.

Rick Factors, page 9

6.   Several of your risk factors include language like "we can offer no assurance" or "we cannot assure." Revise these risk factors to remove this type of language, as the subject of the risk factor is the particular risk, not your inability to offer assurance. Please see the last risk factor on page 11, the first risk factors on page 13 and 17.

Future Sales of our common stock could cause our stock price to decline, page 21

7.   Please provide the risk to investors when the restrictions lapse on the employee locked up shares.

Special Note Regarding Forward-Looking Statements, page 23

8.   Please revise the first sentence of the second paragraph in this section to clarify that you have identified all material risks known to you in the risk factor section.

Dilution, page 25

9.   We note that much of this section and the Capitalization section on page 27 has been left blank. Please provide the staff with completed disclosure as early as practicable to ensure that the staff has sufficient time to review the disclosure prior to any request for effectiveness.

Selected Consolidated Financial Data, page 28

10.   Please revise to include selected quarterly financial data as required by Item 302(a) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition page 30

11.   We note your extensive discussion of changes in your operating results, cash flows and risk exposure. However, we are not able to find a discussion of changes in your assets over the relevant financial periods. For example, your total assets and operating liabilities declined in the first quarter of 2006. Does this represent a material change, or is it simply a function of seasonal fluctuation in your operating results? Please revise to discuss any material trends affecting your assets and liabilities as well as how they impact your overall results.

Bonus Plan, page 79

12.   We note that you intend to adopt a bonus plan prior to the completion of the offering. If material, please include this plan as an exhibit to your registration statement.

Relationships with our Directors and Executive Officers, page 82

13.   We note that you currently have no outstanding loans to employees in connection with stock purchases; please disclose whether you intend to engage in this bonus practice in the future.

Financial Statements, page F-3

14.   Please revise your presentation of redeemable common stock in the Consolidated Statements of Financial Condition and Consolidated Statements of Changes in Preferred and Redeemable Common Stock to comply with the disclosure requirements of paragraphs 18-19 and A6 of SFAS No. 150.

Consolidated Statements of Financial Condition, page F-3

15.   We note that you present Preferred Stock above Redeemable Common Stock in the Consolidation Statements of Financial Condition. Please tell us and revise to clarify whether you will account for and present preferred stock as a liability, and if so, your basis for doing so.

Consolidated Statements of Income, page F-4

16.   Please tell us how your Consolidated Statements of Income presentation complies with
        Rule 5-03 of Regulation S-X or revise accordingly related to the following items:

        • You do not report operating and non-operating income separately;
        • You do not report operating and non-operating expenses separately; and
        • You do not report costs and expenses applicable to revenues separately.

        We believe that costs and expenses applicable to revenues should include both direct and
        indirect costs. Please consider SAB Topic 11B if you revise your presentation.

Consolidated Statement of Changes in Preferred and Redeemable Common Stock, page F-5

17.   We note that you present dividend payments to holders of redeemable common stock as a
        reduction of retained earnings. Given that you account for the redeemable common stock
        as a liability please tell us how the current presentation, as opposed to presenting these
        payments in the Consolidated Statements of Income, meets the requirements of paragraph
        19 of SFAS No. 150.

Note 1 – Organization and Summary of Significant Accounting Policies, page F-7

(i) Investment Banking, page F-9

18.   We note your disclosure about revenue recognition related to syndicated underwritten
        transactions. Please tell us and revise to clarify how you determine the amount of gross
        and net underwriting revenues prior to final settlement. Tell us the authoritative
        accounting literature you relied upon in accounting for these transactions.

19.   Given the significant judgment required in estimating the amounts of revenues related to
        syndicated underwriting transactions and strategic advisory services, please tell us how
        you determined that your revenue recognition policy related to these items does not
        represent a critical accounting policy, or revise your Management's Discussion and
        Analysis section accordingly.

Note 10 – Restricted Stock Units, page F-17

20.   We note that you recorded compensation expense equivalent to grant date book value per
        share related to the granted restricted stock units. Please tell us how you determined that
        compensation expense should not have been based on grant date fair value, citing the
        authoritative accounting literature you relied upon.

Note 14 – Industry Segment Data, page F-18

21.   We note in your Management's Discussion and Analysis section that a significant part of your increase in revenues is being derived from your European operations. Please revise to disclose information about geographic areas as required by paragraph 38.a of SFAS No. 131, or tell us why this disclosure is not required.

Item 16. Exhibits and Financial Statement Schedules, II-2

22.   Please provide an updated consent from your independent accountants in your pre-effective amendment.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact David Irving at (202) 551-3321 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Edward D. Herlihy, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street,
New York, NY 10019